FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

(Mark One)

☒

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number:  0-26480

PEOPLES STATE BANK

PROFIT SHARING 401(k) PLAN

(Full title of the plan and the address of the plan, if different from the issuer named below)

PSB HOLDINGS, INC.

1905 West Stewart Avenue

Wausau, WI 54401

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

Peoples State Bank Profit Sharing 401(k) Plan

Financial Statements and Supplemental Schedules

Year Ended December 31, 2005

Table of Contents

Report of Independent Registered Public Accounting Firm

Financial Statements

Statements of Net Assets Available for Benefits

Statement of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Supplemental Schedules

Schedule 1 - Item 4i - Schedule of Assets (Held at End of Year)

2005 Form 5500 Line 4a – Schedule of Delinquent Participant Contributions

Report of Independent Registered Public Accounting Firm

Board of Trustees

Peoples State Bank

Wausau, Wisconsin

We have audited the accompanying statements of net assets available for benefits of Peoples State Bank Profit Sharing 401(k) Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) and the supplemental schedule of delinquent participant contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

WIPFLI LLP

May 18, 2006

Wausau, Wisconsin

Peoples State Bank Profit Sharing 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004

Assets

Receivables:
Employer contributions	$ 211,424	$ 192,605
Participant contributions	0	8,852
Investments	4,420,135	4,825,062

Net assets available for benefits	$4,631,559	$5,026,519

See accompanying notes to financial statements.

Peoples State Bank Profit Sharing 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005

Additions:
Employer contributions	$ 323,440
Participant deferral contributions	338,529
Participant rollover contributions	8,674
Interest income:
Participant loans	1,869
Investment contracts	25,399
Net appreciation in fair value of investments	165,210

Total additions	863,121

Deductions:
Participant benefits and withdrawals	1,257,831
Loan processing and maintenance fees	250

Total deductions	1,258,081

Net deductions	(394,960)
Net assets available for benefits at beginning	5,026,519

Net assets available for benefits at end	$4,631,559

See accompanying notes to financial statements.

Peoples State Bank Profit Sharing 401(k) Plan

Notes to Financial Statements

Note 1

Description of Plan and Funding Policies

The following description of Peoples State Bank Profit Sharing 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan was established on October 1, 1989.  It is a defined contribution plan covering all full-time employees of Peoples State Bank (the “Bank”).  Employees become eligible to participate in the Plan on the first entry date (the first day of the quarter) following the completion of 1,000 hours of service or one year of service, provided they have reached the age of 21.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participants are allowed to contribute up to the maximum amount of pretax annual compensation determined by the federal government each year.  The Plan allows participants to roll over distributions from other retirement plans.  The Bank currently matches 50% of the first 6% of compensation a participant contributes to the Plan.  Additionally, the Bank may make a discretionary profit sharing contribution as determined by its Board of Directors.  Contributions are subject to certain limitations.

All investments in the participants’ accounts are participant directed.  The Plan currently offers six mutual funds, PSB Holdings, Inc. common stock, and two stable value funds as investment options for participants.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Bank’s matching contribution and allocations of (a) the Bank’s discretionary profit sharing contribution and (b) plan earnings/losses.  Discretionary profit sharing allocations are based upon each participant’s eligible pay in proportion to the pay of all eligible participants.  Allocations of plan earnings are based on investment options and account balances.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are fully vested in their salary deferral and rollover contributions plus actual earning/losses thereon.  Vesting in the Bank’s matching and discretionary contributions plus actual earnings/losses thereon is based on years of continuous service.  A participant is fully vested in the Bank’s contributions after six years of continuous full-time service.

Peoples State Bank Profit Sharing 401(k) Plan

Notes to Financial Statements

Participant Loans

Participants may borrow from their fund accounts up to a maximum of one-half the participant’s total vested balance, not to exceed $50,000.  Loan transactions are treated as transfers between the participant’s investment fund and the Participant Loan Fund.  Loan terms range from one to five years.  The loans are secured by the balance in the participant’s account.  Loans bear interest at a rate commensurate with the local prevailing rates as determined by the Plan trustee.  Interest rates on existing loans range from 4.75% to 6.75%.  Principal and interest are paid ratably through biweekly payroll deductions.

Payment of Benefits

On termination of service due to death, disability, retirement, or termination of employment, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or annual installments over a period of time if the vested account balance exceeds $1,000.  If the participant’s vested account balance does not exceed $1,000, the Plan will distribute that portion, in lump-sum, on the first distribution date after the participant terminates employment with the Bank, or as soon as administratively practical following that date.

Forfeitures

Plan forfeitures arise as a result of participants who terminate service with the Bank before becoming 100% vested in the Bank’s contribution.  Any forfeited amounts will be allocated to qualifying participants as if they were additional employer profit sharing contributions.

Expenses of the Plan

The Bank absorbs various plan expenses, including third-party administration and audit fees.

Plan Termination

The Bank intends to continue the Plan indefinitely, but reserves the right to terminate the Plan at any time.  In the event of termination, the account of each participant will be 100% vested and nonforfeitable.  The account will be held under the Plan and continue to accrue investment earnings until it is used to provide benefits according to the terms of the Plan.

Note 2

Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting in accordance with generally accepted accounting principles.

Peoples State Bank Profit Sharing 401(k) Plan

Notes to Financial Statements

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

Investment Valuation

Investments are stated at fair value.  The Plan’s various mutual fund investments are carried at current value, which represents the quoted market values of the underlying investments.  The investment contracts are stated at contract value, which approximates fair value.  The fair value of common stocks is based on published market prices on the last business day of the plan year.  Loans are valued at cost, which approximates fair value, and are deemed collectible.  Securities transactions are accounted for on the trade-date basis (the date the order to buy or sell is executed).

Gains or losses on security transactions are recorded as the difference between proceeds received and the carrying value of the investments.  Interest income is recognized on the accrual method, and dividend income is recorded on the ex-dividend date.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Risk and Uncertainties

The Plan invests in various mutual funds as well as PSB Holdings, Inc. common stock.  Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of certain investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Note 3

Recently Issued Accounting Pronouncements

In December 2005, the Financial Accounting Standards Board (FASB) issued Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, which is effective for plan years ending after December 15, 2006.  Management is currently evaluating the applicability of the FASB Staff Position to the Plan's financial statements.

Peoples State Bank Profit Sharing 401(k) Plan

Notes to Financial Statements

Note 4

Investments

The following represents a summary of the market value of investments at December 31, 2005 and 2004.  Investments that individually represent 5% or more of the Plan’s net assets available for benefits are separately identified.

	Asset Market Value
	2005	2004
Investments at Fair Value as
Determined by Quoted Market Price

Common stock - PSB Holdings, Inc.	$ 93,111	$ 96,365

Registered investment companies:
American Funds Europacific Growth Fund	364,837	*
American Funds The Growth Fund of America, Inc.	544,444	*
Oppenheimer Small & Mid Cap Value Fund	831,937	*
Pimco Total Return Institutional Fund	721,450	*
Vanguard 500 Index Fund	783,477	*
Vanguard Windsor II Admiral Shares Fund	565,624	*
Other	1,254	4,273,356

Investments at Estimated Fair Value

Participant loans	11,974	48,125

Investments at Contract Value

Common collective trust with Delaware Management
Trust Company – Stable Value Trust A	369,658	407,216

Common collective trust with MetLife – Stable Value
Fund AST Version	132,369	*

Total investments	$4,420,135	$4,825,062

*Does not represent 5% or more of the Plan’s net assets available for benefits.

Peoples State Bank Profit Sharing 401(k) Plan

Notes to Financial Statements

During 2005, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

Net
Change
Investments at Fair Value as	in Fair
Determined by Quoted Market Price	Value

Common stock - PSB Holdings, Inc.	$ (1,630)
Registered investment companies	166,840

Net change in fair value	$165,210

Note 5

Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits at December 31, 2005 and 2004 to Form 5500.  Reconciling differences exist since the financial statements are prepared on the accrual basis of accounting and the Form 5500 in 2004 was prepared on a modified cash basis.  The 2005 Form 5500 is prepared on the accrual basis of accounting.

	2005	2004

Net assets available for benefits	$4,631,559	$5,026,519
Less - Receivables for employer and participant
contributions	0	201,457

Net assets available for benefits - Form 5500	$4,631,559	$4,825,062

Following is a reconciliation of contributions received per the financial statements at December 31, 2005, to Form 5500:

	Employer	Participant

Contributions per the financial statements (accrual basis)	$323,440	$338,529

Plus - Contributions receivable at December 31, 2004	192,605	8,852

Contributions per Form 5500	$516,045	$347,381

Peoples State Bank Profit Sharing 401(k) Plan

Notes to Financial Statements

Note 6

Transactions with Parties-in-Interest

PSB Holdings, Inc. is the parent company of Peoples State Bank, which serves as the sponsor of the Plan.  The Plan had the following transactions with PSB Holdings, Inc.

	2005	2004
Purchases of stock:
Number of shares	293	2,191
Value of shares on transaction dates	$8,990	$75,512
Average share price purchased	$30.68	$ 34.46

Sales of stock:
Number of shares	289	0
Value of shares on transaction dates	$8,807	N/A
Average share price sold	$30.47	N/A

At December 31, 2005 and 2004, the Plan held 3,006 and 3,002 shares of PSB Holdings, Inc. common stock, respectively.

Note 7

Party-in-Interest Nonexempt Transactions

During the plan years ended December 31, 2004, 2003, and 2002, the Bank engaged in nonexempt prohibited transactions by not timely remitting employee deferral contributions and participant loan payments (“deposits”) to the Plan’s trust as required by the Department of Labor’s plan asset regulations for the majority of payroll periods between June 15, 2002 and June 7, 2004.

Prior to June 15, 2002, the transmittal of deposits to the trust funding the Plan was the responsibility of the Bank’s controller, and deposits were made timely in accordance with the Department of Labor’s plan asset regulations.  On or around June 15, 2002, responsibility for the transmittal of deposits was transferred to a new department.  Due to inadequate training of employees in this new department regarding the time period for remitting deposits, deposits were not remitted to the trust timely for a majority of the payroll periods between June 15, 2002 and June 7, 2004.  As a result, deposits were generally remitted to the Plan approximately 15 days after the date the funds were withheld from an employee’s paycheck.

The Department of Labor has established a Voluntary Fiduciary Correction Program (VFCP), which allows plan sponsors to correct nonexempt prohibited transactions such as the failure to timely remit deposits and obtain full relief from any civil investigation by the Department of Labor and civil penalties.

Peoples State Bank Profit Sharing 401(k) Plan

Notes to Financial Statements

Under this program, the Bank was required to correct the breach fully and make the Plan whole.

The Bank worked with employee benefits counsel and filed an application under the VFCP to correct the violations.  On April 29, 2005, the Bank paid $1,468 to the Plan as restoration of profit on lost earnings.  The Plan received a “no action letter” from the Department of Labor on January 25, 2006.

The prohibited transactions have been reported on the supporting schedule as nonexempt prohibited transactions in accordance with the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

In addition, the Bank failed the Actual Deferral Percentage (ADP) Test in 2005 and 2004.  Excess contributions were not distributed to participants by March 15, 2006 and 2005, as required by the Internal Revenue Service (IRS).  Corrective distributions of excess deferrals, which were immaterial to the financial statements, were made subsequent to March 15, 2006 and 2005, and prior to December 31, 2006 and 2005.

Form 5330 will be filed with the IRS for the years ended December 31, 2005 and 2004, and the appropriate excise tax will be paid on the above disclosed nonexempt transactions.

Note 8

Investment Contracts

The Plan maintains investment contract funds with Delaware Management Trust Company and MetLife, referred to as the Stable Value Trust A and the Stable Value Fund AST Version, respectively.  These funds hold investment contracts with various investment companies.  Contributions are maintained in common/collective trust accounts.  The accounts are credited with earnings on the underlying investments and charged for plan withdrawals and administrative expenses charged by Delaware Management Trust Company and MetLife, respectively.  The contracts are included in the financial statements at contract value, which approximates fair value, as reported to the Plan by Delaware Management Trust Company and MetLife, respectively.  Contract value represents contributions made under the contract, plus earnings, less plan withdrawals and administrative expenses.

Note 9

Tax-Exempt Status of the Plan

The Bank adopted a Prototype Nonstandard 401(k) Profit Sharing Plan with CODA (cash or deferred arrangement) and utilizes the services of its third-party administrator. Interactive Retirement Systems Ltd. has received an IRS notification letter dated August 26, 2002, which indicates that an employer who adopts this plan may rely on the notification letter with respect to the qualification of its plan under the appropriate sections of the Internal Revenue Code.  Companies that adopt a prototype plan approved by the IRS are no longer required to obtain a determination letter.

Peoples State Bank Profit Sharing 401(k) Plan

Plan’s EIN #39-1305529 Plan #002

Schedule 1 - Item 4i - Schedule of Assets (Held at End of Year)

December 31, 2005

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower,	Description of Investment Including	Cost	Current
	Lessor, or Similar Party	Maturity Date, Rate of Interest,		Value
		Collateral, Par, or Maturity Value

	Fiserv Trust	Fiserv Trust Money Market Account	**	$ 1,254
	American Funds	American Funds Europacific Growth Fund	**	364,837
	American Funds	American Funds The Growth Fund of America, Inc.	**	544,444
	Oppenheimer	Oppenheimer Small & Mid Cap Value Fund	**	831,937
	Pimco	Pimco Total Return Institutional Fund	**	721,450
	Vanguard	Vanguard 500 Index Fund	**	783,477
	Vanguard	Vanguard Windsor II Admiral Shares Fund	**	565,624
*	PSB Holdings, Inc.	PSB Holdings, Inc. common stock	**	93,111
	Delaware Management Trust Company	Delaware Stable Value Trust A	**	369,658
	MetLife	MetLife Stable Value Fund AST Version	**	132,369
	Participant Loans	Loans receivable - 4.75% to 6.75%	0	11,974

  *Party-in-interest

**All investments are participant-directed; therefore, cost information may be omitted.

See Independent Auditor’s Report.

Peoples State Bank Profit Sharing 401(k) Plan

Plan’s EIN #39-1305529 Plan #002

2005 Form 5500 Line 4a – Schedule of Delinquent Participant Contributions

December 31, 2005

Participant	Total that Constitutes Nonexempt Prohibited Transactions			Total Fully
Contributions		Contributions	Contributions	Corrected
Transferred	Contributions	Corrected	Pending Correction	Under VFCP and
Late to Plan	Not Corrected	Outside VFCP	in VFCP	PTE 2002-51
$575,012	$0	$0	$0	$575,012

See Independent Auditor’s Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator of the Peoples State Bank Profit Sharing 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PEOPLES STATE BANK

DATE:  June 29, 2006

By:  SCOTT M. CATTANACH

Scott M. Cattanach

Senior Vice President and

Chief Financial Officer

EXHIBIT INDEX

to

FORM 11-K

of

PEOPLES STATE BANK

PROFIT SHARING 401(k) PLAN

for the year ended December 31, 2005

Pursuant to Section 102(d) of Regulation S-T

(17 C.F.R. §232.102(d))

Exhibit 23.1

Consent of Wipfli LLP